Mr. Larry Spirgel
Assistant Director
U. S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
United States of America

Re:  Rostelecom OJSC (the "Company")
       Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F")
       Filed June 29, 2005
       File No. 1-15094
       Request for additional extension for filing response to comment letter dated July 28, 2005

Dear Mr. Spirgel:

This letter requests an additional extension of the deadline for the filing of a response to the Staff's comment letter dated July 28, 2005. We received the Staff's letter in the mail only on August 12, 2005. By letter dated August 17, 2005, we requested that we be permitted to file a response to the comment letter by September 1, 2005. However as we are aiming to provide you with comprehensive and detailed comments, as of August 31, 2005, we are still working in that regard and do not expect to be able to file the response by September 1, 2005. Therefore, we kindly request that the Staff provide us an additional extension until and including September 9, 2005 to file a response to the comment letter.

Sincerely,

(signed)
Chief Accountant
Alexander A. Lutsky

Copies to:     Kathryn Jacobson
                     Dean Suehiro